BNN Technology PLC

First Floor Mallory House

Goostrey Way

Knutsford

Chesire WA16 7GY

United Kingdom

March 13, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina Chalk

Re:	MICT, Inc.
Schedule TO-T filed on October 5, 2019
Filed by BNN Technology PLC
File No. 5-86541

Dear Ms. Chalk:

BNN Technology PLC (“BNN,” “we,” “our” or “us”) hereby transmits its response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated February 19, 2019 (the “Letter”) regarding the above-referenced Schedule TO-T (the “Schedule TO”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold italics font type. The responses below follow the sequentially numbered comments from the Letter. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule TO.

General

1.             Please provide your supplemental analysis as to why this tender offer is not the first step in a going private transaction. In this regard, we note that affiliates of the bidder own 14% of MICT and are tendering for an additional 20% of the outstanding common shares. The disclosure in the Offer to Purchase states that Nasdaq “may consider delisting the Shares if certain conditions are not met.” In addition, GFH will acquire all Shares of MICT after the Offer under the terms of the more comprehensive Acquisition Agreement. We may have additional comments after reviewing your analysis.

We respectfully advise the Staff that, for the reasons set forth below, BNN concluded that Rule 13e-3 (“Rule 13e-3”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), would not be applicable to the Offer or any related transactions.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 13, 2019

The Offer is not a Going Private Transaction

Compliance with Rule 13e-3 is required where an issuer or an affiliate of an issuer engages in a Rule 13e-3 transaction (or series of transactions) which has a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects:

●	Rule 13e-3(a)(3)(ii)(A) - causing any class of equity securities of the issuer which is subject to Section 12(g) or Section 15(d) of the Exchange Act to become eligible for termination of registration under Exchange Act Rules 12g-4 or 12h-6 or causing the reporting obligations with respect to such class to become eligible for termination under Exchange Act Rule 12h-6; or suspension under Exchange Act Rule 12h-3 or Section 15(d) of the Exchange Act; or

●	Rule 13e-3(a)(3)(ii)(B) - causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

With respect to Rule 13e-3(a)(3)(ii)(A), BNN does not intend for the Offer to directly result in the termination of the Exchange Act registration of MICT’s common stock. BNN supplementally advises the staff of the Commission (the “Staff”) that based on information received from MICT’s transfer agent, there were no more than 13 holders of record of MICT’s common stock as of January 31, 2019. BNN respectfully notes that the Staff concluded in CD&I 104.01 of Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, that if an issuer is eligible to terminate the registration of a class of equity securities under Section 12(g) of the Exchange Act because the relevant class of securities is held of record by less than the threshold amounts specified in Rule 12g-4, then the issuer is not required to file a Schedule 13E-3 when it engages in a transaction specified in Rule 13e-3(a)(3)(i) that further reduces the number of record holders. The Staff noted that this is because the issuer was already eligible to terminate the registration under Section 12(g), and therefore the transaction would not be deemed to have “caused” the class of securities to become eligible for termination of registration. The reduction in the number of security holders pursuant to such transaction would therefore not produce the going private effect specified in Rule 13e-3(a)(3)(ii)(A). Therefore, BNN respectfully submits that the Offer will not be “producing” the circumstances that render MICT’s common stock eligible for deregistration and cannot be considered a “cause” of any such circumstances. As a result, the Offer does not rise to the level of concern under Rule 13e-3(a)(3)(ii)(A).

With respect to Rule 13e-3(a)(3)(ii)(B), BNN does not intend for the Offer to result in the delisting of MICT’s common stock from The Nasdaq Capital Market (“Nasdaq”). The Offer is only for 20% of MICT’s outstanding common stock. In addition, the Offer is conditioned upon not causing MICT’s common stock to be held of record by fewer than 300 holders, which is a Nasdaq requirement for continued listing. Similarly, BNN does not intend for the transactions contemplated by the Acquisition Agreement (the “Acquisitions”) to directly result in the delisting of MICT’s common stock from Nasdaq. Rather, BNN intends and expects that MICT’s common stock will continue trading on Nasdaq subsequent to the closing of the Offer and that GFH’s ordinary shares will succeed to MICT’s Nasdaq listing upon the consummation of the Acquisitions. Furthermore, it is a closing condition to the Acquisition Agreement that GFH’s ordinary shares be approved for listing on Nasdaq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 13, 2019

We also advise the Staff that BNN is independently required to complete the Offer, regardless of the status of the Acquisitions, unless the Acquisition Agreement has been terminated. Prior to completing the Offer, BNN will not have the benefit of knowing whether the Acquisitions have closed, as it is required to complete the Offer prior to MICT even soliciting stockholder approval for the Acquisitions. Furthermore, if the Acquisition Agreement is subsequently terminated or if the Acquisitions are not completed for any reason, BNN will remain the holder of the shares it purchased in the Offer and is not entitled to any reimbursement from MICT for the purchase price of such shares. Accordingly, the Offer should not be considered the first step of a going concern transaction.

BNN is not an Affiliate of MICT

Even if the Offer and the Acquisitions have a reasonable likelihood or a purpose of producing, either directly or indirectly, the effects set forth in Rule 13e-3(a)(3)(ii)(A) and Rule 13e-3(a)(3)(ii)(B), they would only constitute a Rule 13e-3 transaction if BNN is deemed an affiliate of MICT. Rule 13e-3(a)(1) defines an “affiliate of an issuer” as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” Rule 12b-2 of the Exchange Act defines “control” as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” Notwithstanding Rule 12b-2, the element of “control” fundamental to the concept of “affiliate” as defined by Rule 13e-3 depends upon the facts and circumstances of the relationship between the parties. Based on the analysis below, we believe that the facts and circumstances related to the Offer and the Acquisitions lead to the conclusion that BNN should not be deemed to be an affiliate of MICT.

BNN does not, directly or indirectly through one or more intermediaries, possess the power to direct or cause the direction of the management and policies of MICT, whether through the ownership of voting securities, by contract or otherwise. Rather, MICT’s management and policies are directed by its executive officers and its majority-independent board of directors. BNN only owns 14% of the voting securities of MICT and therefore does not own a sufficient amount of voting securities to control the election of MICT’s directors, nor is BNN able to pass or veto any stockholder proposal by virtue of its security ownership in MICT. BNN does not have any representation on MICT’s board of directors (or the right to appoint any representatives to MICT’s board of directors) or have any other relationship that is indicative of control of, or common control with, MICT such that it could direct or cause the direction of the management or policies of MICT. Furthermore, MICT has a number of other stockholders that each beneficially own in excess of 5% of MICT’s common stock, including its chief executive officer, who beneficially owns 18.45% of MICT’s common stock.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 13, 2019

In addition, the Commission has stated that Rule 13e-3 does not apply to a merger proposal by an acquirer to a non-affiliated issuer. As the Commission stated in Exchange Act Release No. 34-17719 (April 13, 1981) (the “Interpretive Release”), Rule 13e-3 does not apply to the merger of an issuer with a non-affiliate since such “transactions between the issuer and a non-affiliate are ordinarily the product of arm’s-length negotiations and therefore do not involve the potential for abuse and overreaching associated with the types of transactions intended to be covered by the Rule.” Prior to BNN’s unsolicited contact with MICT, BNN was not known to MICT. Following BNN’s initial contact, the Acquisition Agreement was negotiated extensively and at arm’s-length over an extended period of time, as described in the section of Annex B to the Offer to Purchase entitled “Background of the Transactions.” In this regard, the parties’ negotiation of the Acquisition Agreement took place over a 12-month period. In addition, MICT’s board of directors retained CoView Capital to act as its independent financial advisor and to provide a fairness opinion in connection with the Acquisition Agreement, and subsequently unanimously recommended the Acquisition Agreement and the Acquisitions. Furthermore, the terms of the Acquisition Agreement negotiated between MICT and BNN were reasonable and customary and the result of an arm’s-length negotiation between the parties.

BNN does not believe that its purchase of its existing shares of MICT’s common stock from David Lucatz, MICT’s current chief executive officer, renders it an affiliate of MICT. The Staff has noted that a Rule 13e-3 transaction is “undertaken either solely by the issuer or by the issuer and one or more of its affiliates standing on both sides of the transaction.” An important aspect of the Staff’s analysis in determining whether management is “on both sides” of a transaction involves whether management ultimately would: (i) hold a material amount of the surviving company’s outstanding equity securities, (ii) occupy seats on the board of the surviving company in addition to senior management positions, and (iii) otherwise be in a position to “control” the surviving company within the meaning of Rule 12b-2. See Section II.D.3 of the Staff’s Current Issues and Rulemaking Projects Outline (November 14, 2000) (the “Outline”). The Outline further notes that, “where management of the issuer-seller that will be going private is essentially ‘on both sides’ of the transaction, the purchaser also may be deemed to be an affiliate of the issuer engaged in the transaction and, as a consequence, required to file on Schedule 13E-3.”

BNN does not believe that Mr. Lucatz should be considered to have been on both sides of the transaction as none of the foregoing factors are present with respect to the Acquisitions. Mr. Lucatz will not hold a material amount of GFH’s outstanding equity securities upon the completion of the Acquisitions. Instead, he is expected to beneficially own less than 1% of GFH’s outstanding equity securities upon the completion of the Acquisitions, which is significantly below the 20% threshold referenced in CD&I 201.06 of Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3. Furthermore, he will not serve as an officer or director of GFH and will not otherwise be in a position to control GFH or hold any governance rights in GFH upon the completion of the Acquisitions.

Finally, it should be noted that the adoption of the Acquisition Agreement requires the affirmative vote of the holders of a majority of the voting power of MICT’s shares entitled to vote on the Acquisitions. As the Staff indicated in the Interpretative Release, the existence of a stockholder vote in and of itself is not dispositive, because the “requirement frequently proves to be a mere formality since the affiliates of the issuer may already hold the requisite percentage of securities for approval.” Although BNN has entered into a voting agreement with Mr. Lucatz, who holds and is entitled to vote, in the aggregate, approximately 18.45% of the outstanding shares of MICT’s common stock, the shares covered by such voting agreement do not represent a sufficient number of votes to ensure the outcome of the requisite stockholder vote to adopt the Acquisition Agreement, and as a result, the majority vote requirement in this transaction is not a mere formality.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 13, 2019

For these reasons, BNN respectfully submits that it is not an affiliate of MICT and therefore Rule 13e-3 is not applicable to the Offer or the Acquisitions.

The Offer is Exempt under Rule 13e-3(g)(2)

BNN believes that, even assuming (i) it is considered an affiliate of MICT and (ii) the Offer and the Acquisitions have a reasonable likelihood or a purpose of producing, either directly or indirectly, the effects set forth in Rule 13e-3(a)(3)(ii)(A) and Rule 13e-3(a)(3)(ii)(B), the Offer and the Acquisitions should be exempt from the Rule 13e-3 pursuant to Rule 13e-3(g)(2) as described below.

The Commission has recognized that certain transactions, including transactions similar to the Offer and the Acquisitions, that may have the effects enumerated by Rule 13e-3(a)(3)(ii) are nevertheless not “going private” transactions, but rather are transactions that rearrange a company’s corporate organizational structure without depriving investors of the protections of the Exchange Act or the liquidity of a security that is, for example, listed on a national stock exchange such as Nasdaq. Accordingly, the Commission included the exemption from applicability of Rule 13e-3 to certain transactions set forth in Rule 13e-3(g)(2). This exemption applies to any Rule 13e-3 transaction in which security holders “are offered or receive only an equity security,” provided that the following three conditions are met:

(i) the offered equity security has substantially the same rights as the equity security which is the subject of the Rule 13e-3 transaction (i.e., in the case of the Acquisitions, the outstanding shares of MICT common stock), including, but not limited to, voting, dividends, redemption and liquidation rights (a requirement that is deemed to be satisfied if the offered security is common stock);

(ii) the offered equity security is registered pursuant to Section 12 of the Exchange Act or reports are required to be filed by the issuer thereof pursuant to Section 15(d) of the Exchange Act; and

(iii) if the subject security is an exchange listed or quoted security, the offered equity security is similarly either listed or quoted.

As reflected in Annex B to the Offer to Purchase, each of these three conditions will be met with respect to the Acquisitions. First, GFH’s ordinary shares to be outstanding immediately after the Acquisitions, governed by BVI law, will have substantially the same rights and privileges as the shares of MICT’s common stock, governed by Delaware law, outstanding immediately prior to the Acquisitions. Although not an exhaustive list, clause (i) of Rule 13e-3(g)(2) makes specific reference to certain factors to be considered in determining whether the offered security has substantially the same rights as the subject equity security, namely “voting, dividend, redemption and liquidation rights.”

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 13, 2019

With respect to voting rights, MICT currently has, and GFH following the Acquisitions will have, a single class of common stock, which will be the only class of voting securities of GFH. Consistent with MICT’s common stock, each GFH ordinary share following the Acquisitions will entitle its holder to one vote on all matters on which stockholders generally are entitled to vote, including the election of directors to GFH’s board of directors. With respect to dividend rights, GFH’s ordinary shares following the Acquisitions will have identical rights to the dividend rights of MICT’s common stock. Although MICT has not paid any cash dividends on its shares in 2018 and 2017, following the closing of the Acquisitions, GFH’s board of directors will consider whether or not to maintain MICT’s dividend policy or institute the payment of dividends. With respect to redemption and liquidation rights, neither MICT’s common stock nor GFH’s ordinary shares entitle their holders to any redemption rights or any liquidation preference. In addition, the section in Annex B to the Offer to Purchase entitled “Comparison of stockholders rights between Delaware and the British Virgin Islands” sets forth the minor differences in shareholder rights between the jurisdictions. Accordingly, no substantive difference will exist between the rights and privileges of MICT’s common stock and the rights and privileges of GFH’s ordinary shares.

In addition, upon consummation of the Acquisitions, GFH’s ordinary shares will be (i) registered under Section 12(b) of the Exchange Act, as is the case with MICT’s common stock and (ii) listed on Nasdaq, as is currently the case with MICT’s common stock.

We also note that the Offer and the Acquisitions will not cause any of the potential harms against which Rule 13e-3 is intended to protect. In the proposing release for Rule 13e-3 (Release No. 34-14185, dated November 17, 1977), the Commission stated that “the practice of issuers … engaging in transactions which have the effect of eliminating or substantially reducing the equity interest of an issuer held by the public and resulting in the issuer or its successor becoming privately held is a matter of serious concern to the Commission.” In particular, the Commission noted that the going private transactions for which Rule 13e-3 was designed are transactions that have a coercive effect in that security holders confronted by a going private transaction are faced with the prospects of an illiquid market, termination of their protections under federal securities laws, and further efforts by the issuer or its affiliates to eliminate their equity interest.

The Acquisitions will not give rise to any of the adverse consequences noted above by the Commission. The market for GFH’s ordinary shares following the Acquisitions is intended and expected to be the same as (if not better) the existing market for MICT’s common stock. Shares of MICT’s common stock are currently traded on Nasdaq, and GFH’s ordinary shares for which the shares of MICT’s common stock will be exchanged in the Acquisitions will also trade on Nasdaq after the Acquisitions. Consequently, an illiquid trading market will not occur as a result of the Acquisitions. Following the consummation of the Acquisitions, the holders of shares of MICT’s common stock will own ordinary shares of GFH, which will be a publicly traded company with its ordinary shares listed on Nasdaq and registered under Section 12(b) of the Exchange Act and will be subject to the reporting requirements of Section 13(a) of the Exchange Act, as is currently the case with MICT.

While GFH is expected to qualify as a foreign private issuer under the Exchange Act and, if it so qualifies, it will be exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers (such as MICT), GFH intends to provide its shareholders with comparable information required by U.S. domestic issuers. For example, GFH will publish its financial results on a quarterly basis and will furnish its financial results and material events to the Commission on Form 6-K. While Nasdaq rules permit foreign private issuers such as GFH to follow the corporate governance practices of their home countries, GFH does not currently plan to utilize such home country exemption for corporate governance matters. Instead, GFH intends to comply with the Nasdaq rules applicable to U.S. domestic issuers, including maintaining a majority independent board and fully independent board committees.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 13, 2019

The Acquisitions are designed so that the holders of shares of MICT’s common stock will maintain their investment in the same proportions as prior to the Acquisitions in relationship to other MICT stockholders, with no substantive change in their legal rights as a result of the Acquisitions. The rationale set forth by the Commission for adopting Rule 13e-3 indicates that the rule was intended to protect public holders against coercive actions of an issuer and/or its affiliates that would strip unaffiliated public holders of their securities or otherwise leave unaffiliated holders with illiquid securities that no longer benefited from the same level of protection under the federal securities laws. Following the Acquisitions, the holders of MICT’s common stock will continue to have all of the protections under the federal securities laws and hold equity securities listed on Nasdaq.

For these reasons, BNN respectfully submits that the Offer and the Acquisitions are also exempt from Rule 13e-3 pursuant to the Rule 13e-3(g)(2).

2.            See our comment above with reference to the broader Acquisition Agreement transaction, of which this Offer is only a part. Given that the Offer is required under the terms of the Agreement and that GFH will ultimately acquire MICT after the Offer, tell us why additional bidders are not required on the Schedule TO-T (including but not limited to GFH). Please note that if additional bidders are added, each must individually satisfy the disclosure and dissemination requirements of Schedule TO.

In response to the Staff’s comment, we have added Global Fintech Holdings Ltd., Darren Mercer and Mark Hanson as additional bidders on the Schedule TO.

3.            Consider adding a chart or diagram that shows the post-Acquisition structure of the entities that are parties to the Acquisition Agreement, whether “before and after” or showing the multiple steps of the contemplated acquisition transactions.

In response to the Staff’s comment, we have added diagrams to the Schedule TO showing the current structure of the entities, the proposed transaction and the post-closing ownership structure of the combined company.

4.            Expand the disclosure in the Offer to Purchase to more thoroughly explain why the bidder is conducting this Offer and how it fits into the broader transactions contemplated by the Acquisition Agreement. We note in this regard that the Background of the Offer section (Section 11) in the Offer to Purchase is currently only two sentences long. Similarly, Section 12 (Plans for MICT) does not appear to describe the subsequent acquisition of MICT by GFH which we understand is contemplated by the Acquisition Agreement.

In response to the Staff’s comment, we have revised the disclosure in the Offer to Purchase to clarify why BNN is conducting the Offer and how the Offer fits into the transactions contemplated by the Acquisition Agreement.

* * *

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 13, 2019

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact BNN’s legal counsel, Richard Anslow, Esq., or Jonathan Deblinger, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

BNN TECHNOLOGY PLC

By:	/s/ Darren Mercer
Name: Darren Mercer Title: Executive Director

cc: Ellenoff Grossman & Schole LLP

      Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.